UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

DEUTSCHE BANK AKTIENGESELLSCHAFT

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

D1T769565

(CUSIP Number)

Laetitia Muir

1 Vine Street

London, W1J 0AH United Kingdom

+44 207 925 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Special Situations Dedicated Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the direct beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”). See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (Cayman)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT (Suisse) SA*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares**
14	TYPE OF REPORTING PERSON CO

*	Formerly known as BCM & Partners SA.
**

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON PN

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT UK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Luxembourg SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Investment AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cubic (London) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group (International) Asset Management Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group (International) Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,612,266 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,612,266 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,612,266 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 4.8% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,065,428,987 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 25, 2019.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2017, as amended by Amendment No. 1 filed with the SEC on May 23, 2017, Amendment No. 2 filed with the SEC on December 21, 2017, Amendment No. 3 filed with the SEC on February 15, 2018, Amendment No. 4 filed with the SEC on April 20, 2018, Amendment No. 5 filed with the SEC on April 26, 2018, Amendment No. 6 (“Amendment No. 6”) filed with the SEC on February 15, 2019 and Amendment No. 7 (“Amendment No. 7”) filed with the SEC on March 15, 2019 (collectively, the “Schedule 13D”) is being filed on behalf of the “Reporting Persons,” as defined in the Schedule 13D and corresponding to the signatories hereto, relating to the Ordinary Shares, no par value (the “Ordinary Shares”) of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) held for the account of C-QUADRAT Special Situations Dedicated Fund. Any capitalized terms used but otherwise undefined in this Amendment shall have the meaning given such term in the Schedule 13D.

This Amendment constitutes an exit filing for each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for the Ordinary Shares reported in Item 5 was approximately €1,618,340,789 including brokerage commissions, financing costs and other broker expenses.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) C-QUADRAT is the direct beneficial owner of 99,612,266 Ordinary Shares, representing approximately 4.8% of Deutsche Bank’s outstanding Ordinary Shares. In addition, each Reporting Person other than C-QUADRAT may be deemed the indirect beneficial owner of such Ordinary Shares, as set forth in the Items 11 and 13 and the footnotes thereto of applicable cover pages of this Amendment, which are incorporated herein by reference. The calculated percentages are based on the 2,065,428,987 Ordinary Shares issued and outstanding as of December 31, 2018 as reported in the Annual Report on Form 20-F filed by Deutsche Bank with the SEC on March 25, 2019.

To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any Ordinary Shares (other than as described in this Item 5). Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Deutsche Bank for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b) Each Reporting Person possesses sole beneficial ownership over the Ordinary Shares. Each Reporting Person has the shared or sole authority to direct the voting and disposition of Ordinary Shares as set forth in Items 7-10 and the footnotes thereto of the cover pages to this Amendment, which are incorporated herein by reference. As described in Item 5(d) below, BL Capital Holdings Limited (BVI) (“BL Capital”) is an investor in C-QUADRAT, and C-QUADRAT permits withdrawals, which may be settled in-cash or in-kind.

(c) No acquisitions were made in the last 60 days. In addition to the dispositions reported in Amendment No. 6 and Amendment No. 7, the following dispositions were made in the last 60 days:

Date	Quantity	Price, EUR (Including Commissions, if any)	Fund Conducting Transaction	Location of Transaction
March 25, 2019	1,965,501	16.70 per share (Put Strike Price)	C-QUADRAT	Physical settlement of tranches of first series of collar transactions entered into on April 28, 2017 (as amended on May 8, 2018, June 11, 2018 and July 13, 2018) and reported in Item 6.
March 26, 2019	1,965,501
March 27, 2019	1,965,501

(d) BL Capital through its investment in C-QUADRAT, has the right to receive dividends and/or proceeds from the sales of the Ordinary Shares held by C-QUADRAT.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares as of March 26, 2019.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: March 27, 2019

C-QUADRAT SPECIAL SITUATIONS DEDICATED FUND

By: Alexander Smith, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (CAYMAN)

By: Walter Stresemann, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT (SUISSE) SA

By: Fabio Michienzi, CEO

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Walter Stresemann, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (UK) LLP

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	General Counsel, CCO & MLRO

C-QUADRAT UK LTD.

By: Cristobal Mendez de Vigo, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT LUXEMBOURG SA

By: Carlos Mendez de Vigo, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Filippo Campailla, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT INVESTMENT AG

By: Cristobal Mendez de Vigo, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Carlos Mendez de Vigo, Authorized Representative

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

CUBIC (LONDON) LIMITED

By: Alvaro De Salinas Harnden, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Carlo Michienzi, Non-Executive Chairman

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

HNA GROUP (INTERNATIONAL) ASSET MANAGEMENT COMPANY LIMITED

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Director

HNA GROUP (INTERNATIONAL) COMPANY LIMITED

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Director

HNA GROUP CO. LTD.

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Attorney-in-Fact**

*	See Power of Attorney attached to Amendment No. 4 as Exhibit 99.2.
**	See Power of Attorney for the HNA Entities to Amendment No. 6 as Exhibit 99.3.